EXHIBIT 12

THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended December 31,

		Restated

	2003	2002	2001	2000	1999
(Dollars in millions)
EARNINGS
Income (loss) before income taxes	$(689.9)	$(13.7)	$(337.9)	$77.1	$276.7
Add:
Amortization of previously capitalized interest	10.7	10.2	9.9	9.8	11.0
Minority interest in net income of consolidated subsidiaries with fixed charges	37.6	57.4	27.4	44.6	42.6
Proportionate share of fixed charges of investees accounted for by the equity method	7.2	4.7	4.1	5.8	5.5
Proportionate share of net loss of investees accounted for by the equity method	18.0	16.1	42.9	28.0	0.3

Total additions	73.5	88.4	84.3	88.2	59.4
Deduct:
Capitalized interest	8.0	7.2	1.7	11.9	18.1
Minority interest in net loss of consolidated subsidiaries	14.8	5.2	15.0	8.3	4.2
Undistributed proportionate share of net income of investees accounted for by the equity method	3.1	1.3	0.2	2.9	1.8

Total deductions	25.9	13.7	16.9	23.1	24.1
TOTAL EARNINGS	$(642.3)	$61.0	$(270.5)	$142.2	$312.0

FIXED CHARGES
Interest expense	$296.3	$241.7	$297.1	$282.8	$173.1
Capitalized interest	8.0	7.2	1.7	11.9	18.1
Amortization of debt discount, premium or expense	40.5	8.8	6.0	1.5	0.7
Interest portion of rental expense	88.4	76.7	74.1	73.5	62.1
Proportionate share of fixed charges of investees accounted for by the equity method	7.2	4.7	4.1	5.8	5.5

TOTAL FIXED CHARGES	$440.4	$339.1	$383.0	$375.5	$259.5

TOTAL EARNINGS BEFORE FIXED CHARGES	$(201.9)	$400.1	$112.5	$517.7	$571.5

RATIO OF EARNINGS TO FIXED CHARGES	*	1.18	**	1.38	2.20

*	Earnings for the year ended December 31, 2003 were inadequate to cover fixed charges. The coverage deficiency was $642.3 million.

**	Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges. The coverage deficiency was $270.5 million (as restated).